Exhibit (e)(1)

Excerpts from Coty Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2018 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on September 20, 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of shares of our Class A Common Stock beneficially owned as of August 31, 2018, by (i) each person who is known by us to own beneficially more than 5% of our Class A Common Stock, (ii) each member of our Board of Directors, (iii) each named executive officer, as identified below, and (iv) all current directors on our Board and executive officers, as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if that person has the right to acquire sole or shared voting or investment power over the security within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed.

Applicable percentage ownership is based on 750,804,022 outstanding shares of Class A Common Stock as of August 31, 2108.

In computing the number of shares of Class A Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of Class A Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 31, 2018 and subject to RSUs and phantom stock units that are vested but not settled or that are going to vest and are expected to settle within 60 days of August 31, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Class A Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)%
JAB Cosmetics B.V.	292,708,041	(2)	39.0
FMR LLC	53,703,140	(3)	7.2
Massachusetts Financial Services Company	106,417,530	(4)	14.2
The Vanguard Group, Inc.	48,451,627	(5)	6.5
Wellington Management Group LLP	44,619,939		5.9
Lambertus J.H. Becht	1,049,186	(6)	*
Camillo Pane	336,142	(7)	*
Patrice de Talhouët	207,297	*	*
Edgar Huber	163,570	*	*
Laurent Kleitman	232,000	(8)	*
Daniel Ramos	116,515	(9)	*
Sabine Chalmers	—		*
Joachim Faber	213,068		*
Olivier Goudet	16,666		*
Peter Harf	4,619,719	(10)	*
Paul S. Michaels	—		*
Erhard Schoewel	371,473		*
Robert Singer	180,000		*
All Directors and Executive Officers as a Group (19 persons)	8,689,289	(11)	1.2

* Less than one percent

(1)

Includes shares of Class A Common Stock subject to Stock Options or matching Elite Stock Options (as defined below) that are currently exercisable or exercisable within 60 days of August 31, 2018, and RSUs or phantom stock units, if any, that are vested but not settled or that will vest and are expected to settle within 60 days of August 31, 2018. The RSUs issued to the non-employee directors as compensation, and shown in footnote 3 to the Non-Employee Directors Compensation for Fiscal 2018 table above, represent the right to receive shares of Class A Common Stock after termination of service as a member of the Board and thus may be deemed to be beneficially owned by such non-employee directors. These shares are not included in the “Shares” column.

(2)

Based solely on a Schedule 13G/A filed on February 14, 2018 and Form 4 filed on August 28, 2018. Lucresca SE (“Lucresca”), Agnaten SE (“Agnaten”), each of which is a company with its registered seat in Austria, and JAB Holdings B.V., a Netherlands corporation, indirectly have shared voting and investment control over the shares held by JAB Cosmetics B.V., a Netherlands corporation. JAB Cosmetics B.V. is a direct subsidiary of JAB Holdings B.V. and an indirect subsidiary of Agnaten and Lucresca. Lucresca and Agnaten are each controlled by Renate Reimann-Haas, Wolfgang Reimann, Stefan Reimann-Andersen and Matthias Reimann-Andersen, who with Peter Harf, Bart Becht and Olivier Goudet exercise voting and investment authority over the shares held by JAB Cosmetics B.V. Lucresca, Agnaten, and JAB Cosmetics B.V. disclaim the existence of a “group” and disclaim beneficial ownership of these securities except to the extent of a pecuniary interest therein. The address of Lucresca and Agnaten is Rooseveltplatz 4-5/Top 10, 1090 Vienna, Austria and the address of JAB Cosmetics B.V. and JAB Holdings B.V. is Oosterdoksstraat 80, NL 1011 DK Amsterdam, The Netherlands.

(3)

Based solely on a Schedule 13G/A filed on February 13, 2018. Represents shares of Class A Common Stock beneficially owned by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC, and she, together with members of her family may be deemed a controlling group with respect to FMR LLC. FMR LLC has sole voting power over 9,882,256 shares and FMR LLC has sole dispositive power over 53,703,140 shares. The address for FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210.

(4)

Based solely on Schedule 13G/A filed on February 9, 2018. Represents shares of Class A Common Stock beneficially owned by Massachusetts Financial Services Company. Massachusetts Financial Services Company has sole dispositive power over 106,417,530 shares and sole voting power over 94,205,071 shares. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

(5)

Based solely on a Schedule 13G/A filed on February 9, 2018. Represents shares of Class A Common Stock beneficially owned by The Vanguard Group (“Vanguard Group”), which wholly owns Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., investment managers that beneficially own shares. Vanguard Group has sole voting power over 664,291 shares, shared voting power over 98,216 shares, sole dispositive power over 47,700,180 shares and shared dispositive power over 751,447 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(6)

Excludes 3,668,810 shares of Class A Common Stock held by a Luxembourg corporation whose sole shareholder is a revocable trust that Mr. Becht established for estate planning purposes. While Mr. Becht does not have investment control over the trust or its assets, because Mr. Becht has the power to revoke the trust at any time and assume control of the Luxembourg corporation that owns such shares, pursuant to Rule 13d-3(a)(d)(1)(i)(C), Mr. Becht may be deemed to be the beneficial owner of such shares for Section 13(d) purposes.

(7)	Includes 336,142 pledged shares.

(8)	Includes 232,000 pledged shares.

(9)	Includes 116,515 pledged shares.

(10)	Includes 4,619,719 pledged shares.

(11)

In addition to the 5,304,376 total shares pledged by Messrs. Pane, Kleitman, Ramos and Harf, includes a total of 927,725 shares pledged by other executive officers. Each of Messrs. Becht, Harf and Goudet disclaim beneficial ownership in any shares held by JAB Cosmetics B.V. except to the extent of a pecuniary interest therein.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This section of the Proxy Statement describes our executive compensation philosophy, objectives and design; our compensation-setting process; our executive compensation program components; and the decisions made for fiscal 2018 with respect to the compensation of each of our named executive officers (“NEO”) for fiscal year 2018. Our NEOs for fiscal 2018, who are the executive officers who appear in the Summary Compensation Table below, are:

•	Camillo Pane, Chief Executive Officer;

•	Patrice de Talhouët, former Chief Financial Officer (served through September 15, 2018);

•	Edgar Huber, President, Luxury;

•	Laurent Kleitman, President, Consumer Beauty; and

•	Daniel Ramos, Chief Scientific Officer.

Overview of Executive Compensation Philosophy & Objectives

The Company’s compensation programs for our NEOs are designed to attract, retain, motivate and reward leaders who create value for the Company and its stockholders. Accordingly, the Company seeks to provide competitive compensation with components that:

•	pay for performance by rewarding executives for leadership excellence and financial performance in line with the Company’s strategic goals; and

•	align executives’ interests and risk orientation with the Company’s business goals and the interests of the Company’s stockholders.

Elements and Design of Executive Compensation

Our standard NEO compensation program consists of base salary, annual cash incentive awards under our Annual Performance Plan (“APP”) and long-term equity awards under our Equity and Long-Term Incentive Plan (“ELTIP”). In addition, to encourage executive stock ownership to align the executives’ interests with stockholder interests, we established our Elite stock investment program (“Elite”) and adopted stock ownership guidelines. We also provide certain benefits and perquisites in line with general practice in the country in which the NEO resides and certain payments in lieu of pensions. Variable pay under our APP and ELTIP has been and will continue to be the most significant element of our standard NEO compensation program. Annual salary generally accounts for less than 25% of total annual target compensation. For fiscal 2018, in order to further incentivize our cost reduction program designed to streamline our operations to improve profitability and enable further investment in the business, the RNC approved special equity awards of stock options and, in some cases, Series A Preferred Stock, the vesting of which is subject to performance-based vesting conditions related to fixed cost reduction.

The Company’s fiscal 2018 executive compensation program applicable to the NEOs consisted of the following principal elements:

Compensation Element	Method for Establishing its Value	Form of Payment	Who Establishes Objectives and Participation
Base Salary	Compensation Peer Group analysis, adjusted, as applicable, to reflect merit-based increases	Cash	Except with respect to their own compensation, the Chief Human Resources Officer (“CHRO”) and the CEO recommend, subject to RNC review and approval.

APP: Annual Incentive	Collective performance as defined by the Core Business Performance Metrics (defined below) applicable to each NEO	Cash	Except with respect to their own compensation, the CHRO and the CEO recommend, subject to RNC approval of: (i) NEO participation level in and awards under the annual incentive program and (ii) corporate and business unit objectives. RNC determines performance against corporate and business unit objectives.

ELTIP: Long-Term Incentive	Compensation Peer Group analysis adjusted to reflect the total pool size and subjective review of NEO individual performance	RSUs with a five-year vesting period from the grant date, or Series A Preferred Stock that generally has a five-year vesting period from the grant date	Except with respect to their own compensation, the CHRO and the CEO recommend target grant levels for each NEO, subject to RNC approval of: (i) target grant levels and (ii) evaluation of performance against target.

	Incentive awards to encourage fixed-cost reductions	Option awards with a five-year vesting period, subject to cost reduction-based performance criteria

Elite: Stock Investment Program	NEO investment in Class A Common Stock	Matching awards of Elite Stock Options or Series A Preferred Stock that generally vest five years after the grant date. Each award is subject to full or partial forfeiture in the event that the NEO does not achieve and maintain a minimum level of Class A Common Stock ownership	Except with respect to their own compensation, the CHRO and the CEO recommend, subject to RNC approval of: target investment levels for each NEO.

The Company believes that the program plays a key role in providing the appropriate incentives to drive success, which in turn, should help drive improved operating and financial results reflected in improved total stockholder return.

Fiscal 2018 Compensation Decisions and Structure

Base Salary and Target Incentive Compensation Determinations

The RNC annually reviews the structure of the Company’s executive compensation program and, within that program, each executive officer’s target total direct compensation, which is comprised of annual base salary, target annual cash bonus (short-term incentive) and target annual equity-based compensation (long-term incentive). These targets are generally based on a percentage of the NEO’s annual base salary and level and scope of responsibility and are reviewed regularly. To balance incentives to achieve short-term and long-term success, NEOs’ compensation includes annual grants of long-term equity-based compensation under the ELTIP as well as annual cash awards under our APP, as described in more detail below.

Competitive Compensation. Our compensation program for our NEOs is designed to compensate our NEOs competitively to ensure that we attract and retain the right talent to deliver stockholder value. We benchmark our compensation against a peer group of companies that includes companies against whom we compete for key talent (the “Compensation Peer Group”), which is described more fully below. We target total direct NEO compensation at or around the 50th percentile of the Compensation Peer Group and provide the NEOs with the opportunity to earn total direct compensation towards the third quartile of the Compensation Peer Group based on exceptional performance through annual cash awards under our APP.

Annual Salary Determination. We pay base salaries to provide executives with a secure, fixed base of cash compensation in recognition of individual responsibilities and job performance. Consistent with our pay-for-performance philosophy, base salary accounted for less than 25% of each NEO’s fiscal 2018 target total direct compensation.

Salary levels are typically reviewed and set annually by the RNC. Any salary increases are approved by the RNC after a comparative analysis of base salaries for similar positions among the Compensation Peer Group. When determining base salaries, the RNC considers external competitive market conditions in addition to total direct compensation targets and personal performance. In light of this review, for fiscal 2018, Messrs. Pane, de Talhouët, Huber and Kleitman received an annual merit salary increase of 10.4%, 10.5%, 2.0% and 1.5%, respectively, based on the currency in which the salary is paid. In the case of Messrs. Pane and de Talhouët, the increase also reflects an adjustment based on our annual competitive benchmarking.

Annual, Variable Performance-Based Pay. The APP, our annual cash bonus plan, is a key component of the compensation program for our NEOs. Our APP is designed to stimulate achievement of business results by linking highly performance-based, at-risk annual cash incentives up to a set maximum amount to the achievement of collective performance targets. In addition to establishing individual target percentages for each NEO, the RNC establishes collective targets based on key business objectives that we believe drive Company performance and stockholder value. We believe that setting several, interdependent, collective targets provides meaningful metrics and aligns the APP with Company and divisional performance (through the use of the Core Business Performance Metrics (as defined below)), as applicable. We believe that the APP encourages, reinforces and rewards delivery of financial and operational performance that should directly impact stockholder value. The establishment of APP goals and the determination of the achievement against those goals to establish the APP payout is described in greater detail below.

Long-Term Incentive Compensation

Annual Equity-Based Compensation Awards. We seek to closely align the interests of our NEOs with those of our stockholders through a compensation program in which a significant portion of total compensation is paid through equity-based long-term incentives. In fiscal 2013, we adopted the ELTIP, which governs all equity awards granted to employees after its adoption, including awards under Post-Platinum and Elite (as discussed below). Long-term equity-based compensation provides direct alignment between our NEOs’ and stockholders’ interests. Generally, the RNC determines a target value for annual equity-based awards for each NEO generally based on level, job scope and impact, which are made in the form of awards of RSUs under the ELTIP with a five-year vesting period tied to continued employment with the Company that the RNC believes would help ensure long-term retention of key executive talent and a longer-term strategic perspective. Our equity compensation programs encourage retention of, and long-term focus by, our NEOs by giving them an ownership stake in our future growth and financial success.

Special Performance-Based Equity Awards. In order to incentivize our senior management to achieve the goals of our cost reduction program, including to streamline our operations to improve profitability and enable further investment in the business, in November 2017, the RNC approved special awards of stock options (“Performance Options”) and, in certain cases, Series A Preferred Stock (“Performance Preferred Stock”) to certain executives, including the NEOs, who the RNC believes have an impact on the Company’s efforts to reduce costs. The vesting of these awards is subject to achieving pre-established, performance targets based on fixed costs as a percentage of net revenues for the fiscal year ended June 30, 2021, as defined in the award agreements. The awards are forfeited if a threshold ratio is not met, subject to continued employment with the Company during the five-year vesting period. See “Fiscal 2018 Long-Term Equity Incentive Compensation Awards — Special Equity Award with Performance-Based Vesting Conditions”.

Stock Ownership. We strongly believe in encouraging stock ownership by our NEOs. In conjunction with the stock ownership guidelines discussed below, we have designed certain other equity compensation programs to promote stock ownership and investment in the Company in order to align the interests of our executives with those of our stockholders.

During fiscal 2017, in connection with the acquisition of the P&G Beauty Business, we replaced our earlier equity programs, including the Post-Platinum program (described below), with the Elite program under our ELTIP (collectively, the “Executive Ownership Programs”). Executives enrolled in Elite are assigned a level of investment in our shares of Class A Common Stock corresponding to their job level and business scope. Pursuant to the program, they subscribe to purchase shares of Class A Common Stock and are awarded matching stock options (“Elite Stock Options”) or, in specific instances, purchase Series A Preferred Stock (the “Series A Preferred Stock”) based on their assigned investment level. The Elite Stock Options or Series A

Preferred Stock generally vest five years from the grant date but are subject to forfeiture, in whole or in part, if the executive does not own and maintain his or her investment level or subscription amount (as described further below) of Class A Common Stock, or is no longer employed by the Company, through the vesting date.

More specifically, under Elite, each executive subscribes to a certain level of investment in Class A Common Stock (the “Subscription Amount”) equal to at least 60% (and up to 100%) of his or her designated individual investment opportunity (the “Investment Target Value”). For each share of Class A Common Stock purchased (each, an “Elite Share”) up to the Subscription Amount, the executive receives three matching Elite Stock Options, which award of Elite Stock Options is made upon the executive’s entry into Elite, or three matching shares of Series A Preferred Stock that the executive purchases for par value of $0.01 per share. Each executive has a one-year investment period (the “Investment Period”) to purchase Elite Shares to meet his or her Subscription Amount, other than Mr. Pane, who has a five-year Investment Period. At the end of the Investment Period, if the executive has purchased Elite Shares equivalent to his or her Subscription Amount, the executive retains (and is eligible to vest in), the full number of matching Elite Stock Options or Series A Preferred Stock awarded. However, if the executive has achieved less than 60% of his or her Investment Target Value, all matching Elite Stock Options or Series A Preferred Stock are immediately cancelled and forfeited. If the executive has achieved at least 60% of the Investment Target Value but less than the Subscription Amount, matching Elite Stock Options or Series A Preferred Stock are pro-rated to match the actual investment level with the balance immediately cancelled and forfeited.

During fiscal 2015, we permitted certain executives designated by the RNC, including Messrs. de Talhouët and Pane, to invest in our shares under a different program, our Post-Platinum program under our ELTIP (“Post-Platinum”). Under Post-Platinum, such executives purchased Series A Preferred Stock that would generally vest five years from the grant date but is subject to forfeiture, in whole or in part, if the executive does not own and maintain his or her designated investment level or subscription amount of Class A Common Stock prior to the vesting date. In connection with the adoption of our Elite program, the executives invested in Post-Platinum were permitted to retain their investment in Post-Platinum.

Upon exchange of vested Series A Preferred Stock under both Post-Platinum and Elite, the executive receives, in cash or shares, at our sole election, the fair market value of our Class A Common Stock on the exchange date of the Series A Preferred Stock less the sum of the fair market value of our Class A Common Stock on the original issue date of the Series A Preferred Stock and a “hurdle” price specified in the executive’s subscription agreement. The Series A Preferred Stock generally vests on the earlier of five years after the grant date, the executive’s death or disability or termination under certain circumstances following a change in control. As such, the benefit provided under the Series A Preferred Stock will always be based solely on the increase in value of our Class A Common Stock after the date of grant and the Series A Preferred Stock will not have any value until the value of our Class A Common Stock exceeds the value of such shares on the date of grant plus the specified hurdle. We issue Series A Preferred Stock to certain foreign executives because it may provide executives with the potential for long term capital gain treatment under the laws of one or more non-U.S. tax regimes.

To retain the matching incentive equity granted or purchased under the Executive Ownership Programs, as applicable, our CEO may purchase shares of Class A Common Stock with a value equal to $10 million and the members of the Executive Committee may purchase shares with a value equal to $1.8 million to $5 million. All NEOs are invested in Elite or Post-Platinum. Shares purchased under these programs are not taken into account when benchmarking executive compensation.

We use the Binomial Lattice and the Black-Scholes methodology to value Series A Preferred Stock awards and the Black-Scholes methodology to value stock option awards.

2018 Annual Incentive Compensation Goals under the APP--Core Business Performance Metrics

We provide for the opportunity to earn annual incentive cash compensation awards under the APP. The APP is a key component of the compensation program for our NEOs. It is designed to stimulate achievement of business results by linking annual cash awards with the achievement of quantifiable performance measures.

Core Business Performance Metrics. The RNC developed potential APP awards based on the achievement of Coty Inc. performance levels during the 2018 fiscal year. In September 2017, the RNC approved the performance targets for fiscal 2018 for Coty Inc. and its divisions and determined which targets would be applicable to each NEO, subject to adjustment for a variety of items, including acquisition and disposition activity. Our collective performance targets for Coty Inc. and each NEO under the APP are set forth below in “Fiscal 2018 Performance Targets under the APP”. The RNC set these collective performance targets across several performance measures based on our internal planning and forecasting processes as well as a comparison to fiscal 2017 performance. Each performance measure is weighted, and targets for each performance measure are set at “minimum”, “significantly below”, “below”, “target”, “exceeds” and “significantly exceeds” award levels.

For APP purposes for fiscal 2018, the RNC determined that executive performance would be measured based on three financial metrics, each of which anticipated some level of growth or improvement from the prior fiscal year: (i) net revenue growth (adjusted for acquisitions and dispositions as described below), (ii) adjusted operating income growth (that excludes gains and losses from disposal, business structure realignment programs and acquisition-related costs) and (iii) average monthly net working capital for the 2018 fiscal year (defined as inventory plus receivables and prepaid expenses less trade payables and operating accruals) as a percentage of net revenues. With respect to divisional financial performance, performance would be based on net revenue growth and adjusted operating income growth for the respective division and net working capital on a company-wide basis. These performance measures were selected because, among other things, the RNC, upon advice of management, believed at that time that they most accurately measured our performance in executing our business plan, with a focus on top line growth, margin expansion and cash flow generation. They were also intended to align our incentives with a focus on the metrics that were considered most important to the business. While each target was considered achievable, a superior level of performance was required to receive an award above the target level.

Pursuant to the RNC’s original expectations, these targets were subsequently adjusted to reflect M&A activity completed in the period, including the acquisition of the Burberry beauty business and the impact of the termination and disposition of certain brands in the Consumer Beauty and Luxury divisions pursuant to our announced portfolio rationalization program (the “Brand Portfolio Rationalization”) and are reflected in the tables below. Exchange rates for fiscal 2018 are calculated using the weighted average monthly exchange rate during the fiscal year.

In addition, APP awards are conditioned on meeting a minimum adjusted operating income threshold so that no APP awards would be paid if the minimum thresholds are not met. We believe this directly ties receiving awards under our APP to delivering stockholder value. As shown in the tables below, for Coty Inc., the minimum adjusted operating income threshold applicable to Messrs. Pane, de Talhouët and Ramos was an improvement of 22.3% over fiscal 2017. For the Luxury division, applicable to Mr. Huber, the minimum adjusted operating income threshold was an improvement of 23.9% over fiscal 2017. For the Consumer Beauty division, applicable to Mr. Kleitman, the minimum adjusted operating income threshold was an improvement of 10% over fiscal 2017.

Target APP awards for each NEO are calculated as a percentage of such NEO’s base salary, ranging from 60% to 100% of each NEOs base salary (as may be adjusted if the salary is changed during the fiscal year). For fiscal 2018, this target award could be multiplied by a factor ranging from zero to 3.6 (360%) times such target award based on the level of performance attained against the three performance metrics established under the APP, as shown in the tables below. Each NEO’s APP award is based solely on the Company’s achievement with respect to these three financial performance criteria on a collective basis.

Fiscal 2018 Performance Targets under the APP

Coty Inc. Fiscal 2018 Performance Targets(1)

(applicable to Messrs. Pane, de Talhouët and Ramos)

	Target	Minimum		Significantly Below		Below		Target		Exceeds		Significantly Exceeds		Actual
	Improve- ment over prior year	Delta (bps) with Target	Payout Factor	Delta (bps) with Target	Payout Factor	Delta (bps) with Target	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor
Coty Inc. Adjusted Operating Income Growth YOY	35.7%	< (1,341)	—	(1,341)	0.35	(708)	0.65	—	1.00	807	1.34	1,790	1.67	(787)	0.61
Coty Inc. Net Revenues Growth YOY	16%	< (416)	0.55	(416)	0.70	(222)	0.85	—	1.00	232	1.34	466	1.67	160	1.24
Coty Inc. Net Working Capital	(0.7)%	> 100	0.70	100	0.80	50	0.90	—	1.00	(50)	1.15	(100)	1.29	116	0.70
TOTAL			—		0.20		0.50	1.00		2.06		3.60		0.53	—

(1)

Reflects Coty Inc. (a) Adjusted Operating Income, including the financial performance of Younique, ghd and Burberry, (b) Net Revenue, excluding Burberry results and (c) Net Working Capital, including Burberry results and excluding those of Younique and ghd. The targets also reflect the impact of the Brand Portfolio Rationalization.

Luxury Division Fiscal 2018 Performance Targets(1)

(applicable to Mr. Huber)

	Target	Minimum		Significantly Below		Below		Target		Exceeds		Significantly Exceeds		Actual
	Improve- ment over prior year	Delta (bps) with Target	Payout Factor	Delta (bps) with Target	Payout Factor	Delta (bps) with Target	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor
Luxury Division Adjusted Operating Income Growth YOY	35.7%	< (1,180)	—	(1,180)	0.35	(590)	0.65	—	1.00	590	1.34	1,180	1.67	487	1.28
Luxury Division Net Revenues Growth YOY	13.6%	< (331)	0.55	(331)	0.70	(168)	0.85	—	1.00	164	1.34	300	1.67	330	1.67
Coty Inc. Net Working Capital	(0.7)%	> 100	0.70	100	0.80	50	0.90	—	1.00	(50)	1.15	(100)	1.29	116	0.70
TOTAL			—		0.20		0.50	1.00		2.06		3.60		1.50

(1)

Reflects Luxury Division Adjusted Operating Income including Burberry. Burberry results are not included in Net Revenue or Net Working Capital. The targets also reflect the impact of the Brand Portfolio Rationalization.

Consumer Beauty Division Fiscal 2018 Performance(1)

(applicable to Mr. Kleitman)

	Target	Minimum		Significantly Below		Below		Target		Exceeds		Significantly Exceeds		Actual
	Improve- ment over prior year	Delta (bps) with Target	Payout Factor	Delta (bps) with Target	Payout Factor	Delta (bps) with Target	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor	Delta (bps) with Payout	Payout Factor
Consumer Beauty Division Adjusted Operating Income Growth YOY	21.8%	< (1,175)	—	(1,175)	0.35	(605)	0.65	—	1.00	677	1.34	1,389	1.67	(2,000)	—
Consumer Beauty Division Net Revenues Growth YOY	4.8%	< (335)	0.55	(335)	0.70	(169)	0.85	—	1.00	195	1.34	332	1.67	197	1.35
Coty Inc. Net Working Capital	(0.7)%	> 100	0.70	100	0.80	50	0.90	—	1.00	(50)	1.15	(100)	1.29	116	0.70
TOTAL			—		0.20		0.50	1.00		2.06		3.60			—

(1)

Reflects Consumer Beauty Division Adjusted Operating Income, excluding the results of Younique and including the impact of the Brand Portfolio Rationalization. The targets also reflect the impact of the Brand Portfolio Rationalization.

Once the performance levels are determined, a multiplier score is then established for each level. To determine the final APP award, each of the scores is multiplied together to determine the aggregate multiplier score. This score is then multiplied by the NEO’s target bonus percentage and annual base salary. The example below illustrates the calculation:

Illustrative Example of APP Bonus Calculation. Assume an NEO has an annual base salary of $500,000 and an annual APP target set at 60% of his base salary and that his APP award is based 100% on the Company’s collective performance for the 2018 fiscal year. Also assume the following:

The following performance levels are achieved for the 2018 fiscal year:

•	Net Revenue: Significantly Exceeds Target (167%)

•	Adjusted Operating Income: Exceeds Target (134%)

•	Net Working Capital: Exceeds Target (115%)

Based on these facts, the NEO’s APP award would be $771,000. The NEO’s APP award could have ranged from $0, if his total APP factor was zero, to $1,080,000 if his total APP factor was 3.6 (360%).

The formulas below illustrate the calculation:

Bonus Percentage Calculation:	1.67 x 1.34 x 1.15	=	2.57
Overall APP Factor:	257%
Final APP Award:	$500,000 x 0.60 x 2.57	=	$771,000
Total Cash Compensation:	$500,000 + $771,000	=	$1,271,000

Fiscal 2018 Compensation Determinations

APP Evaluation and Bonus Determination

Shortly after fiscal 2018 was completed, the RNC measured collective financial performance to determine APP awards for that fiscal year. The RNC also set an aggregate amount available for payment of APP awards based on collective financial performance. Performance was measured against each of the established Coty Inc. and divisional targets. In its review of performance, the RNC determined whether collective performance meets targets set at “minimum”, “significantly below”, “below”, “target”, “exceeds” and “significantly exceeds” award levels. If actual performance is between two award levels, the factor is calculated pro rata between the two award levels based on actual performance. The actual performance and resulting payout factors approved by the RNC are provided in the last two columns of each of the Performance Target tables above.

As a result, the RNC determined that the collective factor of Coty Inc. for the Fiscal 2018 Performance Period was 0.53. The collective factor of the Luxury division for the Fiscal 2018 Performance Period was 1.50. The collective factor for the Consumer Beauty division for the Fiscal 2018 Performance Period was 0 because it did not meet its adjusted operating income threshold. APP awards are calculated after the end of the fiscal year and paid in a single payment (adjusted for taxes as applicable) in the second quarter of the following fiscal year.

The following table shows the minimum, target and maximum amounts each NEO could have been awarded under the APP for fiscal 2018 and the actual APP award calculation for each NEO:

2018 APP Performance and NEO APP Awards

Name	Salary ($)(1)	Award Target Relative to Salary (%)	Award Minimum ($)	Award Maximum ($)	Award Target ($)(2)	FY18 Factor	Actual Award ($)
Camillo Pane	1,131,783	100%	—	4,074,419	1,131,783	53%	599,845
Patrice de Talhouët	848,837	70%	—	2,139,070	594,186	53%	314,919
Edgar Huber	730,604	70%	—	1,841,122	511,423	150%	767,134
Laurent Kleitman	812,000	70%	—	2,046,240	568,400	—%
Daniel Ramos	422,650	60%	—	912,924	253,590	53%	134,400

(1)

Represents annual salary rate used for APP calculation purposes (current salary in June 2018). Messrs. Pane and de Talhouët are paid in British pounds. Mr. Huber is paid in Euros. Messrs. Kleitman and Ramos are paid in U.S. dollars. Exchange rates for fiscal 2018 compensation are calculated using the weighted average monthly exchange rate during the fiscal year.

(2)

Award targets are calculated based on each NEO’s base salary and APP target as reflected in June 2018 for APP calculations and prorated, as applicable, based on an NEO’s start date. Exchange rates for fiscal 2018 compensation are calculated using the weighted average monthly exchange rate during the fiscal year.

Fiscal 2018 Long-Term Equity Compensation

Annual Awards. Annual long-term equity awards granted under the ELTIP in fiscal 2018 were awarded in September 2017. The size of the total pool for equity-based awards to our employees as a whole under the ELTIP (including the NEOs) is based on the total number of employees and their target or notional grants for their respective job levels. When deciding whether to award annual grants, the RNC considers the collective performance of Coty Inc. during the fiscal year on which the awards are based and, where applicable, an employee’s individual performance in the fiscal year. All annual long-term equity awards granted to our NEOs in fiscal 2018 were awarded in the form of RSUs with a five-year vesting period tied to continued employment with the Company. The RNC considers several factors when determining long-term incentive awards for each NEO. Notional grants or target awards are established for each role. Then, these target awards may be adjusted based on the RNC’s determination of the total pool size and, in extraordinary circumstances, its review of the NEO’s individual overall performance during the fiscal year. There is no relationship between the timing of the granting of awards and our release of material non-public information.

The RNC determined that the maximum number of awards available for the annual grant in fiscal 2018 was 4,300,000 RSUs, plus 5%, as needed based on the total number of employees and their target or notional grants for their respective job levels. The annual awards for each of Messrs. Pane, de Talhouët, Huber, Kleitman and Ramos had a target value of $3.0 million, $1.5 million, $2.0 million, $2.0 million and $0.6 million, respectively. After assessing the individual performance of each NEO, the RNC awarded each NEO his full target award. The number of RSUs granted was calculated by dividing the target value by the average Class A Common Stock closing price over the 30-day period prior to the grant date. As a result, each of Messrs. Pane, de Talhouët, Huber, Kleitman and Ramos were awarded RSUs covering 161,030, 80,515, 107,353, 107,353 and 64,412 shares of Class A Common Stock, respectively. The specific awards for the NEOs are shown in the table under the heading “Fiscal 2018 Grants of Plan-Based Awards”.

Special Equity Awards with Performance-Based Vesting Conditions. To further incentivize the achievement of designated reductions in fixed costs as a percentage of net revenues, an important financial and strategic objective, in November 2017, the RNC approved awards to selected executives, including the NEOs, of Performance Preferred Stock and Performance Options, the vesting of which is subject to the achievement of designated levels of fixed costs as a percentage of net revenues for the fiscal year ending June 30, 2021 (the “Fixed Cost Percentage Levels”). See “Fiscal 2018 Grants of Plan-Based Awards”. As a result, Mr. Pane and Mr. de Talhouët were granted Performance Preferred Stock awards covering 600,000 and 200,000 shares of Series A Preferred Stock exchangeable for cash or Class A Common Stock based on an exchange price of $19.85, respectively, and Mr. Huber, Mr. Kleitman and Mr. Ramos were granted awards of Performance Options covering 200,000, 150,000 and 150,000 shares of our Class A Common Stock, respectively, at an exercise price of $16.85. These awards contain a five-year vesting period subject to the satisfaction of the Fixed Cost Percentage Levels described below.

Depending on the achievement of the designated Fixed Cost Percentage Levels at the end of the measurement period in 2021, the NEO may vest in 60%, 80% or all of the award, but if the threshold level is not achieved for the fiscal year ended June 30, 2021, the entire award is forfeited. For the purpose of determining the Fixed Cost Percentage Levels for the awards to Messrs. Pane, Talhouët and Ramos, as well as other Corporate employees, net revenues means net revenues for the Company as reported in the Company’s Annual Report on Form 10-K for the relevant period and fixed costs are defined as personnel and related expenses, research and development costs, non-manufacturing overhead, rent on operating leases and professional fees for the Company, including both the controllable fixed costs and the Corporate management allocation, consistent with Adjusted Operating Income, as described in the Company’s Annual Report on Form 10-K for the applicable period, in each case subject to adjustment for certain unanticipated events. For Messrs. Huber and Kleitman, these metrics cover the revenues and costs of the Luxury and Consumer Beauty divisions, respectively, and different Fixed Cost Percentage Levels are established. The Fixed Cost Percentage Levels are designed to be quite challenging but achievable and will require considerable effort on the part of the executives.

Additional Executive Compensation Information

We believe our NEO compensation program follows best practices with respect to corporate governance and risk management, and includes the following principles:

Stock ownership and retention guidelines. As described above, we strongly believe in encouraging stock ownership by our NEOs and have adopted stock ownership guidelines that apply to our executives and directors for so long as they serve as executives or directors. These guidelines provide that, after a five-year phase-in period, the Chief Executive Officer and the other members of the Executive Committee should invest in our shares in an amount equal to or exceeding a multiple of five and three times their annual base salary, respectively, and, in the case of our non-employee directors, three times his or her annual cash retainer. If a participant fails to achieve initial compliance within the phase-in period, the RNC may decide that the participant is ineligible to receive equity grants until the guidelines are met. Although the phase-in period has not concluded, a majority of executives and directors subject to these guidelines have achieved initial compliance.

In addition, all of our NEOs participate in Elite and/or Post-Platinum. To retain incentive equity granted or purchased in the Executive Ownership Programs, as applicable, our CEO may purchase shares of Class A Common Stock with a value equal to $10.0 million and the members of the Executive Committee may purchase shares with a value equal to $1.8 million to $5.0 million. The applicable Investment Period has concluded for each of the NEOs other than Messrs. Pane and Ramos.

Hedging transactions prohibited. Our insider trading policy prohibits directors, officers and employees from engaging in short sales, derivatives trading and hedging involving our securities.

No tax gross-ups. Any personal income taxes due as a result of compensation and/or perquisites, other than reimbursement for children’s schooling fees, are generally the responsibility of the NEOs. However, in fiscal 2018, Messrs. Pane and de Talhouët each received a cash payment to partially compensate him for taxes due on his respective Performance Preferred Stock grant discussed above. We do not provide tax gross-ups for golden parachute excise taxes.

Incentives do not encourage excessive risk taking. We believe that our compensation program does not contain features that could potentially encourage excessive risk taking. In addition, we continue to utilize multiple performance measures under the APP to reduce the risk of over concentration on a single business or financial metric. Our stock options, RSUs and other equity granted to or purchased by our NEOs generally have five-year vesting periods tied to continued employment with the Company and management has sizable unvested stock positions relative to their income, which together encourage focus on the long-term value of our stock, aligns management’s and stockholders’ interests and discourages excessive risk taking to optimize short-term and non-sustainable performance.

No backdating or repricing of stock options. In prior years, we generally made annual equity awards in September of each fiscal year. In fiscal 2017, annual equity grants were delayed until shortly following the closing of the acquisition of the P&G Beauty Business in October 2016 in order to allow new employees to participate. In fiscal 2018, the annual equity grants were made in September 2017, and going forward, we anticipate that we will retain the grant date in late August or early September in order to permit awards to vest during an anticipated open trading window, saving the Company cash with respect to cashless exercising to settle withholding tax obligations. Equity awards, including stock options, are never backdated. In addition, repricing of stock options and issuing stock options at below-market exercise prices are expressly prohibited by our equity incentive plans.

Independent external experts engaged for executive compensation information. Each year since fiscal 2010, the RNC has engaged an independent external expert to provide information with respect to executive compensation.

Limited perquisites. NEO perquisites are reasonable and generally represent no more than 3.0% of each NEO’s total compensation.

Double-trigger equity vesting upon a change in control. All active equity compensation plans and programs that provide for additional or accelerated payment or fully accelerated vesting in connection with a change in the control of the Company, including the ELTIP and the Executive Ownership Programs, require a “double-trigger”, which means that accelerated vesting of equity awards issued under the ELTIP will only occur upon a termination of employment in connection with a change in control and not simply as a result of the completion of a change in control transaction; provided, however, that for the Series A Preferred Stock granted under Post-Platinum and Elite and the Performance Preferred Stock and Performance Options, the change in control must occur after the first anniversary of the original issue date in order for accelerated vesting to apply. Upon the occurrence of such events, the award vests in full.

Competitive Compensation and Peer Group Rationale

In establishing compensation for our NEOs, we consider the compensation practices, structures and terms (such as the length and nature of applicable vesting periods and the mix of performance-vested and time-vested awards) of the Compensation Peer Group. We consider these practices to determine the competitiveness of individual compensation elements and total compensation of our NEOs. We seek to structure the forms and mix of our executive compensation program in a manner generally consistent with our peers and so that target total direct NEO compensation is at or around the 50th percentile of the Compensation Peer Group and provides the NEOs with the opportunity to earn total direct compensation towards the third quartile of the Compensation Peer Group based upon exceptional performance in order to attract and retain talent. Individual pay to NEOs varies in accordance with experience, individual and collective performance and other factors determined by the RNC. Actual total direct compensation reported may also vary due to currency fluctuations.

The Compensation Peer Group consists of companies that compete directly with us for executive talent and compete with us in the marketplace for business and investment opportunities.

The RNC periodically reviews the companies included in the Compensation Peer Group. Our fiscal 2018 Compensation Peer Group did not change for fiscal 2018 and included the following companies:

Avon Products, Inc.	Kimberly Clark Corporation
The Clorox Company	L’Oreal
Colgate-Palmolive Company	The Procter and Gamble Company
Beiersdorf	Revlon, Inc.
The Estée Lauder Company, Inc.	Unilever PLC
Inter Parfums, Inc.

There have been no changes in the Compensation Peer Group since the previous year. The last reported annual revenues of the Compensation Peer Group companies ranged from approximately $591 million to approximately $65.1 billion, with a median of $11.82 billion. Benchmarking of compensation was size adjusted to reflect our estimated annual net revenues of approximately $9 billion in fiscal 2018.

Other Benefits and Perquisites

General. In general, our NEOs participate in the same benefit plans generally available to our employees in the home country in which the NEO resides. These benefit plans include health insurance, life insurance and disability coverage. NEOs receive the same coverage as the rest of our employees, with the exception of healthcare coverage that is provided through a specific international health insurance plan.

Perquisites. We provide NEOs with reasonable perquisites on an individual basis. The perquisites generally include car allowances to the extent deemed necessary for business purposes and relocation assistance. Perquisites generally represented no more than 3.0% of each NEO’s total compensation. All perquisites with an aggregate value of at least $10,000 received by an NEO are detailed in the footnotes to the Summary Compensation Table.

Retirement Plans. We provide retirement benefits to our NEOs in the United States and other relevant countries through our local retirement plans.

Potential Payments upon Termination of Employment. The employment agreements with our NEOs and our compensation plans provide for certain payments and incremental benefits if an NEO’s employment is terminated under certain circumstances. There are no tax gross-ups provided in connection with these payments or incremental benefits. These payments and incremental benefits are discussed in “—Potential Payments upon Termination or Change-in-Control”.

Employment Agreements

We have entered into employment agreements with each of our NEOs. The employment agreements are described in “— Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements”.

Tax and Accounting Implications

The exemption excluding certain performance-based compensation from the deductions limits under Section 162(m) of the Internal Revenue Code for compensation paid to the chief executive officer and the three other most highly compensated executive officers (other than the chief financial officer) was eliminated, effective for taxable years beginning after December 31, 2017. Therefore, compensation paid to our covered executive officers in excess of $1,000,000 would not be deductible unless it is payable pursuant to a legally binding arrangement in place as of November 2, 2017 under which, prior to the change in tax law, the compensation would have been deductible.

Our compensation programs are intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine deductions are available, particularly in the United States, and in our best interests and to further advance organizational growth while providing competitive compensation.

While the RNC is mindful of the potential benefit to the Company of the full deductibility of compensation, the committee believes that the Company should maintain the flexibility to compensate our NEOs in a manner that can best promote the Company’s objectives. The RNC intends to continue to compensate our executive officers in a manner consistent with the best interests of the Company and its stockholders.

Independent External Experts Engaged by the Remuneration and Nomination Committee

The RNC has engaged an independent external expert to provide information with respect to our executive compensation.

The independent external expert reports directly to the RNC, with input from certain members of senior management. All decisions with respect to the amount and form of NEO compensation under our executive compensation programs are made solely by the RNC and may reflect factors and considerations other than the information provided by the independent external expert.

In fiscal 2018, the RNC engaged Deloitte LLP to provide information regarding competitive compensation peer group and compensation benchmarking data for NEO’s and executive-level positions, as well as information about market practices for equity compensation and plan governance. The AFC and RNC assessed the independence of Deloitte LLP and concluded that Deloitte LLP is independent and no conflict of interest exists that would prevent Deloitte LLP from providing this information to the RNC.

Role of “Say-on-Pay” Advisory Vote on Executive Compensation

We provided stockholders a “Say-on-Pay” advisory vote on the compensation of our NEOs in 2017 under Section 14A of the Exchange Act. At our 2017 Annual Meeting of Stockholders, stockholders expressed substantial support for the compensation of our NEOs, with over 98% of the votes cast for approval of the “Say-on-Pay” advisory vote. The RNC carefully evaluated the results of the 2017 advisory vote. The RNC also considers many other factors in evaluating our executive compensation programs as discussed in this CD&A, including the RNC’s assessment of the interaction of our compensation programs with our corporate business objectives, evaluations of our programs by external consultants, and review of peer group and survey data, each of which is evaluated in the context of the RNC’s fiduciary duty to act in stockholders’ best interests. After weighing these factors, the RNC did not make any changes to our executive compensation program and policies as a result of the 2017 “Say-on-Pay” advisory vote.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Consent Agreement to Tax Matters Agreement

In connection with the acquisition of the P&G Beauty Business, we entered into a tax matters agreement, dated as of October 1, 2016, with The Procter and Gamble Company (“P&G”) and certain of their and our subsidiaries (the “Tax Matters Agreement”), which, for the two year period ending October 1, 2018, governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and attributes, efforts to protect the intended tax-free treatment of the P&G Beauty Business transaction and certain other transactions, the preparation and filing of tax returns, the control of audits, reviews, examinations or other tax proceedings and other matters regarding taxes.

We are party to a consent agreement with JAB Holding Company S.à r.l., JABC and P&G whereby P&G has consented under the Tax Matters Agreement to the purchase by JABC of shares of our Class A Common Stock in certain open market transactions and JAB Holding, JABC and the Company have agreed to indemnify P&G for any taxes resulting from such purchases or due to breach of the consent agreement.

Consulting Services

Our subsidiary, Beamly, has entered into service agreements with affiliates of JAB for the provision of digital media services on customary market terms. Aggregate fees under these arrangements total approximately $250,000. We expect that Beamly will enter into additional arrangements for such services from time to time on similar terms, subject to AFC approval.

We have engaged certain affiliates of JAB to provide us with certain marketing technology services on customary market terms. Aggregate fees under these arrangements total approximately $1,700,000. We expect to enter into additional arrangements for such services from time to time on similar terms, subject to AFC approval.

Review, Approval or Ratification of Transactions with Related Persons

Our Board has adopted a written policy regarding the approval or ratification of “related person transactions”. A related person transaction is one in which we or any of our subsidiaries participate, in which the amount involved since the beginning of our last completed fiscal year exceeds $120,000 and in which a “related person” has or will have a direct or indirect interest, other than solely as a result of being a director of, or, together with all other related persons, a less than 10% beneficial owner of an equity interest in another entity, or both. “Related persons” are the following persons and their immediate family members: our directors, director nominees, executive officers and stockholders beneficially owning more than 5% of our outstanding Class A Common Stock. Under this policy, the AFC reviews and approves, disapproves or ratifies related person transactions, other than those in which the chair of the AFC may have an interest, in which case, the Chairman of the Board will review the transaction. In determining whether or not to approve a related person transaction, the AFC takes into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. If advance approval by the AFC is not possible, then a related person transaction may be considered and subsequently ratified, if appropriate, by the AFC. The chair of the AFC may pre-approve or ratify related person transactions in which the aggregate amount involved is expected to be less than $1 million. The chair reports to the AFC each transaction so approved or ratified. If a related person transaction will be ongoing, the AFC may establish guidelines for our management to follow in its ongoing dealings with the related person, after which such related person transaction will be reviewed on an annual basis for guideline compliance and ongoing appropriateness.

The related party transaction policy adopted by the AFC pre-approves the following types of related person transactions:

•	certain types of executive officer compensation;

•	compensation paid to a director if required to be reported under Item 402 of the SEC’s compensation disclosure requirements;

•

any transaction with another company to which a related person’s only relationship is as an employee (other than an executive officer) if the amount involved does not exceed the greater of $1 million or 2% of that company’s total annual revenue;

•

any charitable contribution, grant, or endowment by us to a charitable organization, foundation, or university to which a related person’s only relationship is as an employee (other than an executive officer) if the amount involved does not exceed the lesser of $1 million or 2% of the charitable organization’s total annual receipts;

•	any related person transaction where the related person’s interest arises solely from the ownership of our Class A Common Stock and in which all stockholders receive proportional benefits; and

•	any related person transaction in which the rates or charges involved are determined by competitive bids.

A director who is a related person with respect to a transaction may not participate in the discussion or approval of the transaction, except that the director will provide all material information concerning the related person transaction to the AFC. Each transaction described above was approved or ratified under our related person transaction policy.

REMUNERATION AND NOMINATION COMMITTEE REPORT

The Remuneration and Nomination Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis (this “CD&A”) with management and based on such review and discussions has recommended to the Board of Directors of the Company that this CD&A be included in the Company’s Proxy Statement on Schedule 14A for the 2018 Annual Meeting of Stockholders.

The Remuneration and Nomination Committee

Paul S. Michaels

Erhard Schoewel, Chair

Summary Compensation Table

The following table sets forth information regarding fiscal 2016, 2017 and 2018 compensation for our NEOs. Columns otherwise required by SEC rules are omitted where there is no amount to report.

Name & Title	Fiscal Year	Salary ($)(1)	Bonus ($)(1)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	All Other Compensation ($)(1)		Total Compensation ($)(1)
Camillo Pane, Chief Executive Officer	2018	1,105,146	—		2,632,841	2,466,000	599,845	490,156	(6)	7,293,988
	2017	850,834	900,000	(5)	3,008,386	6,540,000	854,272	265,581		12,419,073
	2016	592,320	222,220	(5)	2,876,000	—	489,156	115,673		4,295,369

Patrice de Talhouët, Chief Financial Officer*	2018	828,627	—		1,316,420	826,000	314,919	164,753	(7)	3,450,719
	2017	716,756	87,729	(5)	1,504,193	—	447,941	173,248		2,929,867
	2016	784,100	—		1,500,007	—	551,800	132,512		2,968,419

Edgar Huber, President, Luxury	2018	727,023	—		1,755,222	968,000	773,723	100,531	(8)	4,324,499
	2017	650,876	—		2,005,590	3,114,824	800,072	75,941		6,647,303

Laurent Kleitman, President, Consumer Beauty	2018	808,650	—		1,755,222	726,000	—	187,528	(9)	3,477,400
	2017	100,000	2,000,000	(5)	—	4,538,338	91,000	26,165		6,755,503

Daniel Ramos,	2018	425,599	1,000,000	(10)	1,111,107	2,273,437	134,400	8,694		4,953,237
Chief Scientific Officer(10)

*	On August 21, 2018, the Company announced that Mr. de Talhouët would cease serving as the Company’s Chief Financial Officer on September 15, 2018 and would assist with transition thereafter.

(1)

Messrs. Pane and de Talhouët are paid in British pounds. Mr. Huber is paid in Euros. Messrs. Kleitman and Ramos are paid in U.S. dollars. Exchange rates for fiscal 2018 compensation are calculated using the weighted average monthly exchange rate during the fiscal year.

(2)

Amounts represent the grant date fair value of the RSUs granted in each year, in each case calculated in accordance with FASB ASC Topic 718. See Note 22, “Share-Based Compensation Plans” in the notes to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2018 for certain assumptions used to calculate the valuation.

(3)

Amounts represent the grant date fair value of (1) for fiscal year 2018, equity awards made in November 2017 (Performance Options and, in the case of Messrs. Pane and de Talhouët, Performance Preferred Stock) subject to performance-based vesting conditions and (2)(a) Series A Preferred Stock granted to Mr. de Talhouët on April 15, 2015 and to Mr. Pane on November 25, 2016; and (b) matching Elite Stock Options granted to Mr. Huber on November 10, 2016, to Mr. Kleitman on May 15, 2017 and to Mr. Ramos on November 15, 2017 pursuant to the Elite program. Awards pursuant to the Elite program were issued, in each case, pursuant to the NEO’s attainment of a minimum ownership level of Class A Common Stock. Amounts in each case are calculated in accordance with FASB ASC Topic 718. See Note 22, “Share-Based Compensation Plans” in the notes to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended June 30, 2018 for certain assumptions used to calculate the valuation. See “—Fiscal 2018 Grants of Plan-Based Awards”.

(4)

Amounts represent cash awards under the APP expected to be paid in October 2018 with respect to fiscal 2018 performance, and amounts paid in October 2017 with respect to fiscal 2017 performance and in October 2016 with respect to fiscal 2016 performance. In addition, as required by French law, we maintain a profit-sharing plan for all French employees who have completed three months of service, including Mr. Huber. Benefits are calculated based on a percentage of applicable taxable income (as defined under French law) and are allocated to eligible employees based upon salary. Pursuant to this requirement, in fiscal 2018, the Company contributed $6,589 to an account for Mr. Huber maintained under such plan, which is included in his Non-Equity Incentive Plan Compensation.

(5)

In fiscal year 2017, Mr. Pane received a sign-on bonus in the amount of $900,000 contingent upon his remaining in employment through the vesting date of the Series A Preferred Stock awarded pursuant to the Elite program; Mr. de Talhouët received a sign-on bonus contingent upon his remaining in employment until July 1, 2018; and Mr. Kleitman received a sign-on bonus subject to prorated reimbursement if he is terminated prior to May 15, 2022. In fiscal 2016, Mr. Pane received a payment in the amount of $222,220 to alleviate the lost bonus opportunity with his former employer.

(6)

In fiscal year 2018, we provided Mr. Pane with a car allowance in the amount of $19,402; reimbursement for his children’s school tuition valued at $83,131 plus tax equalization payments for such education valued at $39,072; a cash payment of $220,166 to partially compensate him for taxes due in connection with his Performance Preferred Stock award under the performance-based equity award program; and cash payments in the amount of $122,298 reflecting employer contributions exceeding the UK defined contribution plan “annual allowance”.

(7)

In fiscal year 2018, we provided Mr. de Talhouët with reimbursement for his children’s school tuition valued at $11,150 plus tax equalization payments for such education valued at $2,731; a cash payment of $51,518 to partially compensate him for taxes due in connection with his Performance Preferred Stock award under the performance-based equity award program; and cash payments in the amount of $90,100 reflecting employer contributions exceeding the UK defined contribution plan “annual allowance”.

(8)	In fiscal year 2018, we provided Mr. Huber with a Company car lease valued at $34,791 and reimbursement for his children’s school tuition valued at $41,783.

(9)

In fiscal year 2018, we provided Mr. Kleitman with reimbursement for his children’s school tuition valued at $60,335; employer contributions of $44,022 to the Company’s 401(k) Savings Plan, a defined contribution plan; and a cost of living adjustment payment in the amount of $66,667.

(10)

Mr. Ramos joined the Company as Chief Scientific Officer in September 2017. The salary reflects the amount of his $535,000 annual salary paid during fiscal year 2018. The bonus amount reflects Mr. Ramos’s sign-on bonus, which is subject to reimbursement if he is terminated prior to September 15, 2020.

Fiscal 2018 Grants of Plan-Based Awards

The following table and footnotes provide information on all grants of plan-based compensation under the Company’s plans made to NEOs during fiscal 2018.

		Estimated Future Payments under Non-Equity Incentive Plan Awards ($)(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Minimum	Target	Maximum
Camillo Pane	11/16/2017				600,000			19.85	2,466,000
	9/7/2017					161,030		16.35	2,632,841
		—	1,131,783	4,074,419

Patrice de Talhouët	11/16/2017				200,000			19.85	826,000
	9/7/2017					80,515		16.35	1,316,420
		—	594,186	2,139,070

Edgar Huber	11/16/2017				200,000			16.85	968,000
	9/7/2017					107,353		16.35	1,755,222
		—	511,423	1,841,122

Laurent Kleitman	11/16/2017				150,000			16.85	726,000
	9/7/2017					107,353		16.35	1,755,222
		—	568,400	2,046,240

Daniel Ramos	12/5/2017					32,206			568,114
	11/16/2017				150,000			16.85	726,000
	11/15/2017						321,045	16.82	1,547,437
	9/15/2017					32,206			542,993
		—	253,590	912,924

(1)

Represents the range of possible payments under the APP based on each NEO’s base salary and APP target during the performance period. The payment made to Mr. Huber under the profit-sharing plan required by French law is not included. See footnote 4 to the Summary Compensation Table. Messrs. Pane and de Talhouët will be paid in British pounds. Mr. Huber will be paid in Euros. Messrs. Kleitman and Ramos will be paid in U.S. dollars. Exchange rates for fiscal 2018 compensation are calculated using the weighted average monthly exchange rate during the fiscal year. Awards under the APP are expected to be paid in October 2018.

(2)	Represents grants of the annual long-term incentive compensation award of RSUs under the ELTIP.

(3)

Represents equity awards (Performance Options and, in the case of Messrs. Pane and de Talhouët, Performance Preferred Stock) subject to performance-based vesting conditions) and for Mr. Ramos, matching Elite Stock Options awarded pursuant to the Elite program on November 15, 2017. Depending on the achievement of the designated Fixed Cost Percentage Levels at the end of the measurement period in 2021, the NEO may vest in 60%, 80% or all of the performance award, but if the threshold level is not achieved for the fiscal year ended June 30, 2021, the entire award is forfeited. See “Compensation Discussion and Analysis—Fiscal 2018 Compensation Determinations—Fiscal 2018 Long-Term Equity Compensation—Special Equity Awards with Performance-Based Vesting Conditions”. Awards pursuant to the Elite program are issued pursuant to the NEO’s attainment of a minimum ownership level of Class A Common Stock.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

The material terms of each NEO’s current employment agreement are described below:

Camillo Pane. Under his employment agreement, Mr. Pane is our Chief Executive Officer. The employment agreement provides that his base salary, bonus opportunities and long-term incentive awards will be reviewed and set by the Board or a committee thereof. Mr. Pane is entitled to participate in benefits programs generally made available to similarly-situated senior officers as set forth in his employment agreement. Mr. Pane does not receive any additional compensation for his service as a director. Mr. Pane has agreed to be bound by certain restrictive covenants for the benefit of the Company, including non-competition and non-solicitation restrictions that will continue in effect for 12 months following his employment with the Company.

Patrice de Talhouët. Under his employment agreement, Mr. de Talhouët was our Chief Financial Officer. The employment agreement provides that his base salary, bonus opportunities and long-term incentive awards will be reviewed and set by the Board or a committee thereof. Mr. de Talhouët was entitled to participate in benefits programs generally made available to similarly-situated senior officers as set forth in his employment agreement. Mr. de Talhouët agreed to be bound by certain restrictive covenants for the benefit of the Company, including non-competition and non-solicitation restrictions that will continue in effect for 12 months following his employment with the Company.

Edgar Huber. Under his employment agreement, Mr. Huber is our President, Luxury. The employment agreement provides that his base salary, bonus opportunities and long-term incentive awards will be reviewed and set by the Board or a committee thereof. Mr. Huber is entitled to participate in benefits programs generally made available to similarly-situated senior officers as set forth in his employment agreement. Mr. Huber has agreed to be bound by certain restrictive covenants for the benefit of the Company, including non-competition and non-solicitation restrictions that will continue in effect for 24 months following his employment with the Company.

Laurent Kleitman. Under his employment agreement, Mr. Kleitman is our President, Consumer Beauty. The employment agreement provides that his base salary, bonus opportunities and long-term incentive awards will be reviewed and set by the Board or a committee thereof. Mr. Kleitman is entitled to participate in benefits programs generally made available to similarly-situated senior officers as set forth in his employment agreement. Mr. Kleitman has agreed to be bound by certain restrictive covenants for the benefit of the Company, including non-competition and non-solicitation restrictions that will continue in effect for 12 months following his employment with the Company.

Daniel Ramos. Under his employment agreement, Mr. Ramos is our Chief Scientific Officer. The employment agreement provides that his base salary, bonus opportunities and long-term incentive awards will be reviewed and set by the Board or a committee thereof. Mr. Ramos is entitled to participate in benefits programs generally made available to similarly-situated senior officers as set forth in his employment agreement. Mr. Ramos has agreed to be bound by certain restrictive covenants for the benefit of the Company, including non-competition and non-solicitation restrictions that will continue in effect for 12 months following his employment with the Company.

Grants of Plan-Based Awards: Annual Incentive Compensation Awards under our APP and Equity Awards

APP awards and annual and performance-based equity awards are described and calculated as set forth above in “Compensation Discussion and Analysis—Fiscal 2018 Compensation Decisions and Structure” and “—Fiscal 2018 Compensation Determinations”.

Outstanding Equity Awards at 2018 Fiscal Year End

The following table shows outstanding equity awards held by the NEOs as of June 30, 2018, the last day of our fiscal year. The market value of the shares of unvested RSUs is determined by multiplying the number of outstanding awards by $14.10, which was the closing price of our Class A Common Stock on June 30, 2018. The market value does not reflect, nor in any way assures, that the amounts will correspond to the actual value that will be recognized by the NEOs upon vesting.

	Option Awards							Stock Awards
NEO	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Camillo Pane				600,000	(2)	19.85	11/16/2024	161,030	(5)	2,270,523
		1,000,000	(3)			22.34	11/25/2023	119,856	(6)	1,689,970
		645,921	(4)			26.87	4/15/2022	100,000	(7)	1,410,000

Patrice de Talhouët				200,000	(2)	19.85	11/16/2024	80,515	(5)	1,135,262
		621,633	(4)			27.97	4/15/2022	59,928	(6)	844,985
								52,156	(7)	735,400
								60,000	(8)	846,000

Edgar Huber				200,000	(2)	16.85	11/16/2027	107,353	(5)	1,513,677
		485,175	(9)			18.55	11/10/2026	79,904	(6)	1,126,646

Laurent Kleitman				150,000	(2)	16.85	11/16/2027	107,353	(5)	1,513,677
		696,000	(10)			19.17	5/15/2027

Daniel Ramos				150,000	(2)	16.85	11/16/2027	32,206	(5)	454,105
		321,045	(11)			16.82	11/15/2027	32,206	(12)	454,105

(1)

Each of the Options and matching Elite Stock Options under the ELTIP described in this table expires after ten years and vests on the fifth anniversary of the grant date, subject to certain vesting conditions. Series A Preferred Stock described in this table expires after seven years and vests on the fifth anniversary of the grant date, subject to certain vesting conditions.

(2)

Represents Performance Preferred Stock for Messrs. Pane and de Talhouët and Performance Options for Messrs. Huber, Kleitman and Ramos that were granted under the ELTIP on November 16, 2017 that vest on the fifth anniversary of the grant date, subject to the satisfaction of the performance-based vesting condition. See “Compensation Discussion and Analysis—Fiscal 2018 Compensation Determinations—Fiscal 2018 Long-Term Equity Compensation—Special Equity Awards with Performance-Based Vesting Conditions” for a discussion of the performance criteria and vesting conditions. If the performance threshold level is not achieved, the entire award is forfeited.

(3)	Represents Series A Preferred Stock granted under the ELTIP on November 25, 2016 that vests on the fifth anniversary of the grant date, subject to certain vesting conditions.

(4)	Represents Series A Preferred Stock granted under the ELTIP on April 15, 2015 that vests on the fifth anniversary of the grant date, subject to certain vesting conditions.

(5)	Represents RSUs granted under the ELTIP on September 7, 2017 and September 15, 2017 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(6)	Represents RSUs granted under the ELTIP on October 5, 2016 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(7)	Represents RSUs granted under the ELTIP on September 21, 2015 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(8)	Represents RSUs granted under the ELTIP on September 30, 2014 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(9)	Represents matching Elite Stock Options granted under the ELTIP on November 10, 2016 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(10)	Represents matching Elite Stock Options granted under the ELTIP on May 15, 2017 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(11)	Represents matching Elite Stock Options granted under the ELTIP on November 15, 2017 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

(12)	Represents RSUs granted under the ELTIP on December 5, 2017 that vest on the fifth anniversary of the grant date, subject to certain vesting conditions.

Option Exercises and Stock Vested

During fiscal year 2018 our NEOs did not exercise options nor vest in stock awards.

Pension Benefits

We do not administer any pension programs that provide our NEOs with additional benefits from those offered to our other employees.

Potential Payments upon Termination or Change-in-Control

We have entered into employment agreements with each of our NEOs and maintain certain incentive, equity and benefit plans in which our NEOs participate. These employment agreements and plans provide for certain payments and incremental benefits if an NEO’s employment is terminated under certain circumstances. These payments and benefits are described below.

Payments under the APP

A pro-rated award for the fiscal year in which an NEO’s employment is terminated may be paid under the APP if his employment is terminated by reason of retirement, disability or death. Under the APP, no awards for the fiscal year in which an NEO’s employment is terminated are paid if an NEO’s employment is terminated for any reason other than retirement, disability or death, unless otherwise stated in the termination agreement.

Stock Options under the LTIP, RSUs, Options, matching Elite Stock Options and Series A Preferred Stock under the ELTIP

Treatment upon termination due to death, disability or retirement. All unvested Stock Options, unvested matching Elite Stock Options and unvested RSUs will accelerate on a pro rata basis. The pro rata amount is based on the number of days that have passed since the Stock Options, matching Elite Stock Options or RSUs were granted. Series A Preferred Stock vests in full.

Treatment upon termination for any reason other than retirement, death or disability (not following a change in control). All unvested Stock Options, unvested matching Elite Stock Options, unvested RSUs and Series A Preferred Stock will be forfeited and canceled.

Treatment upon a change in control. All active equity compensation plans and programs that provide for additional or accelerated payment or accelerated vesting in connection with a change in the control of the Company, including the ELTIP, Post-Platinum and Elite, require a “double-trigger”; provided, however, that for the Series A Preferred Stock granted under Post-Platinum and Elite and the Performance Preferred Stock and Performance Options, the change in control must occur after the first anniversary of the original issue date in order for accelerated vesting to apply. Upon the occurrence of such events, the equity vests in full.

Certain Additional Payments

Unless specified below, each NEO would not be entitled to any additional payments upon termination of his employment for any reason or a change in control, except for payments provided for under the APP and accelerated vesting under the LTIP and ELTIP.

•

Mr. Pane is entitled to receive a severance payment equal to two times (or in the event of termination by Mr. Pane for good reason following a change of control, three times) the aggregate of his base salary and the higher of his target APP Bonus and his average APP Bonus paid in the three years immediately prior to termination in the event that he resigns from the Company with good reason or is terminated without cause.

•	Mr. de Talhouët is entitled to 12 months base salary if he is terminated without cause.

•

Mr. Huber entitled to monthly payments equal to two-thirds of his base salary and target bonus for a period of 24 months in consideration of his non-competition and non-solicitation obligations in the event his employment agreement is terminated.

•

Mr. Kleitman is entitled to reimbursement of expenses incurred by him to repatriate his family if he resigns from the Company with good reason, is terminated without cause or terminates employment due to death or disability. In addition, Mr. Kleitman is entitled to 12 months base salary if he resigns from the Company with good reason or is terminated without cause.

•	Mr. Ramos is entitled to 12 months base salary if he is terminated without cause.

Effect of Section 409A on Timing of Payments and Equity Awards

Any amounts that are not exempt from Section 409A are subject to the required six-month delay in payment after termination of service if the NEO is a “specified employee” for purposes of Section 409A at the time of termination of employment. Amounts that otherwise would have been paid during the six-month delay will be paid in a lump sum on the first day after the delay period expires.

Potential Payments in the Event of Termination at the End of Our Last Fiscal Year

The following table sets forth the estimated incremental payments and benefits that would have been received by each NEO if employment had been terminated or upon a change in control on June 30, 2018. Amounts received due to accelerated vesting of equity awards were calculated using the closing price of our Class A Common Stock as of June 30, 2018, which was $14.10. The value of accelerated vesting of Options and matching Elite Stock Options and Performance Options was calculated by subtracting the exercise price of the Option from $14.10.

Exchange rates are calculated using the weighted average monthly exchange rate during the fiscal year.

Name	Resignation with Good Reason	Termination without Cause	Termination for Cause	Resignation without Good Reason	Disability, Retirement or Death		Change in Control	Resignation with Good Reason or Termination without Cause after Change in Control(1)
Camillo Pane	$4,527,132	$4,527,132	—	—	$1,737,078		$1,731,628	$12,161,191	(2)

Patrice de Talhouët(3)	$—	$—	—	—	$—		$—	$—

Edgar Huber(4)	$—	$—	—	—	$636,291		$286,397	$2,640,324

Laurent Kleitman	$812,000	$812,000	—	—	$313,176	(5)	$1,170,904	$1,513,677

Daniel Ramos	$—	$535,000	—	—	$123,164		$387,995	$908,209

(1)	Incremental payments represented in this column do not include any payments reported in the column labeled “Change in Control” that the NEO is entitled to receive pursuant to such change in control.

(2)

Represents amount that Mr. Pane would receive in the event that he resigned with good reason after a change in control. In the event that Mr. Pane’s employment had terminated without cause after a change in control, he would have received a total payment of $9,897,625.

(3)

On August 21, 2018, the Company announced that Mr. de Talhouët would cease serving the Company as Chief Financial Officer on September 15, 2018 and would assist with transition thereafter. He is not entitled to any additional payments as a result of his departure.

(4)

In the event that his employment agreement is terminated, Mr. Huber is entitled to monthly payments equal to two-thirds of his base salary and target bonus for a period of 24 months (approximately $1,651,261) in consideration of his non-competition and non-solicitation obligations thereunder. If the Company exercises its right to release him from the non-competition and non-solicitation obligations, the amount would not be payable.

(5)	Represents amount Mr. Kleitman would receive upon termination due to disability or death. Mr. Kleitman would be entitled to payment of $245,509 upon termination due to retirement.

Chief Executive Officer Pay Ratio

The fiscal 2018 annual total compensation of our Chief Executive Officer, Mr. Pane, was $7,293,988. The fiscal 2018 total compensation of the Company’s median employee, based on compensation of all our U.S. and non-U.S. employees who were employed as of April 2, 2018, other than Mr. Pane, was $43,507. The ratio of these amounts (our “Pay Ratio”) in fiscal 2018 was 168 to 1. Excluding the one-time award of Performance Preferred Stock discussed above under the heading “Special Equity Awards with Performance-Based Vesting Conditions”, Mr. Pane’s 2018 total compensation would be $4,607,821 and the Pay Ratio would be 106 to 1.

To identify our median employee, we included all full-time, part-time, temporary and seasonal employees in 35 countries globally. We did not rely on any of the permitted exemptions under the SEC rules. We utilized annualized total cash received as compiled from our payroll records to identify the median employee. The SEC’s rules for identifying the median employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the Pay Ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.